FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

ley Street, Central, Hong Kong.
十六號騏利大廈九樓
E-mail: fw@fairwind.com.hk

05005185

Your Ref:

Our Ref: S/5411/89 LTO/sl

7th January, 2005

SUPPL

RECEIVED
2005 JAN 14 A 10:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
("the Company")
Rule 12g3-2(b) Exemption
File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

dlw 1/14

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director

Enc.
c.c. the Company

Annex A to Letter to the SEC
Dated 7th January, 2005 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1. Title : Half Yearly Report and Preliminary Announcement

   Date : 2004/2005

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement.

2. Title : Notification of movement of securities in Hong Kong

   Date : 31st December, 2004

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

STARLITE

RECEIVED 2005 JAN 14 A 10: 23

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 485)

INTERIM FINANCIAL RESULTS
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2004

FINANCIAL RESULTS

The Board of Directors (the "Directors") of Starlight International Holdings Limited (the "Company") is pleased to announce the unaudited condensed consolidated income statement of the Company for the six months ended 30th September, 2004 together with the comparative figures for the corresponding period in 2003 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2004

	Notes	01.04.2004 to 30.09.2004 HK$'000 (unaudited)	01.04.2003 to 30.09.2003 HK$'000 (unaudited)
Turnover	2	909,567	925,302
Cost of sales		(797,884)	(791,104)
Gross profit		111,683	134,198
Other operating income		8,418	16,123
Distribution costs		(31,514)	(34,986)
Administration expenses		(34,847)	(34,806)
Unrealised holding (loss) gain on investment in securities		(6,674)	5,190
Amortisation of goodwill arising on acquisition of subsidiaries		(829)	(829)
Profit from operations		46,237	84,890
Finance costs		(1,121)	(1,347)
Share of results of associates		(123)	(272)
Profit from ordinary activities before taxation		44,993	83,271
Taxation	4	(2,408)	(2,367)
Profit before minority interests		42,585	80,904
Minority interests		(422)	(154)
Net profit for the period		42,163	80,750
Earnings per share	5		
– Basic		5.52 cents	11.10 cents
– Diluted		5.40 cents	10.99 cents
Interim dividend per share	6	2.00 cents	3.20 cents

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1. **ACCOUNTING POLICIES**

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in securities.

The interim report has been prepared in accordance with the Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended 31st March, 2004.

2. **SEGMENT INFORMATION**

Business segments

The Group is organised into three operating divisions – design, manufacture and sale of electronic products, securities trading and property development. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Six months ended 30th September, 2004

	Design, manufacture and sale of electronic products HK$'000	Securities trading HK$'000	Property development HK$'000	Consolidated HK$'000
REVENUE	894,588	12,336	2,643	909,567
SEGMENT RESULT	52,546	(6,227)	309	46,628
Interest income				210
Unallocated corporate expenses				(601)
Profit from operation				46,237

Six months ended 30th September, 2003

	Design, manufacture and sale of electronic products HK$'000	Securities trading HK$'000	Property development HK$'000	Consolidated HK$'000
REVENUE	908,829	16,473	–	925,302
SEGMENT RESULT	75,541	9,902	–	85,443
Interest income				81
Unallocated corporate expenses				(634)
Profit from operation				84,890

3. **DEPRECIATION**

During the period, depreciation of approximately HK$21,996,000 (HK$18,507,000 for the six months ended 30th September, 2003) was charged to the consolidated income statement in respect of the Group's property, plant and equipment.

4. **TAXATION**

	Six months ended 30.09.2004 HK$'000	Six months ended 30.09.2003 HK$'000
The charge comprises:		
The Company and its subsidiaries:		
Hong Kong Profits Tax calculated at 17.50% (2003: 17.50%) on the estimated assessable profit	1,050	1,523
Under provision in prior years	144	–
	1,194	1,523
Taxation in other jurisdictions	1,214	844
Deferred taxation	–	–
	2,408	2,367

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The taxation charges in Hong Kong during the period has been partly relieved by the tax losses brought forward from previous years.

No provision for deferred taxation has been made in the accounts for the current period (2003: nil) as the Group has net potential deferred tax assets at the balance sheet date. The deferred tax assets have not been recognized as it is not probable that sufficient taxable profit will be available to allow the related tax benefit to be utilized in the foreseeable future.

5. **EARNINGS PER SHARE**

The calculation of the basic and diluted earnings per share is computed based on the following data:

	01.04.2004 to 30.09.2004 HK$'000	01.04.2003 to 30.09.2003 HK$'000
Earnings:		
Net profit for the period and earnings for the purpose of basic earnings and diluted earnings per share	42,163	80,750
Number of shares:		
Weighted average number of shares for the purpose of basic earnings per share	762, 589,440	727,573,013
Effect of dilutive potential shares:		
Share options	17,919,380	7,067,519
Weighted average number of shares for the purpose of diluted earnings per share	780,508,820	734,640,532

The weighted average number of shares for the six months ended 30th September, 2003 for the purpose of basic earnings and diluted earnings per share have been adjusted for the share consolidation of four shares into one share effective from 14th November, 2003. As a consequence, the amount of basic earnings per share and diluted earnings per share for the six months ended 30th September, 2003 have been restated from 2.77 cents to 11.10 cents and 2.75 cents to 10.99 cents respectively.

6. **INTERIM DIVIDEND**

The directors have determined that an interim dividend of HK2.00 cents per share for the year ending 31st March, 2005 (Year ended 31st March, 2004: HK3.20 cents*) should be paid to the shareholders of the Company whose names appear in the register of members on 20th January, 2005.

* *Adjusted for the effect of the consolidation of shares on 14th November, 2003.*

7. **CONTINGENT LIABILITIES**

	30.9.2004 HK$'000	31.3.2004 HK$'000
Bills discounted with recourse	13,959	168

INTERIM DIVIDEND

The Directors have declared an interim dividend of HK2.00 cents per share for the year ending 31st March, 2005 (Year ended 31st March, 2004: 3.20 cents*) to shareholders on the register of members on 20th January, 2005. Dividend warrants will be sent to the shareholders on or about 28th January, 2005.

* *Adjusted for the effect of the consolidation of shares on 14th November, 2003.*

CLOSING OF REGISTER OF MEMBERS

The registers of members and of the Company will be closed from Friday, 14th January, 2005 to Thursday, 20th January, 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the interim dividend, all outstanding transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Share Registrars, Secretaries Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Hong Kong not later than 4:00 p.m. on Thursday, 13th January, 2005.

BUSINESS REVIEW

For the six months ended 30th September, 2004, the Group's turnover was HK$909,567,000 (2003: HK$925,302,000), a 1.7% slight decrease compared to the corresponding period last year, which is mainly attributable to the decrease in color TV trading turnover. Profit attributable to shareholders decreased by 47.8% to approximately HK$42,163,000 (2003:HK$80,750,000). As the Group had disposed a substantial amount of investment portfolio at the end of the previous financial year, there was no material profit contribution for the current period. During the period under review, profit from securities trading decreased by HK$16,129,000 compared with the corresponding period last year.

Electronics Division

For the period ended 30th September, 2004, the business environment for the manufacturing of electronic consumer goods remained competitive in spite of the recovering global economy. During the first quarter of this financial year (i.e. the quarter ended 30th June, 2004), the shortage of raw materials including flash memory and Random Assess Memory (RAM) resulted in a substantial increase in their respective prices. The prices of plastics, metals and packaging materials also increased sharply. Besides, adverse factors including the pressure from labour shortage in South China resulting in an increase in labour wages and the shortage of electricity supply in China affecting the operations had a negative impact upon the profit margin of the Group's products. Starting the second quarter of this financial year (i.e. the quarter ended 30th September, 2004), prices of certain raw materials began to drop and hence the gross profit margin of the Group's products increased. However, oil price still kept rising and thus the cost of metals, plastics and soldering wires remained high, which brought great pressure to the cost of production.

Oil price began to be stable from the third quarter of this financial year, which meant metals and oil related products became more stable. It is expected that there should have be an improvement in the profit margin of the Group's products.

Securities Trading

The Group's policy was to reduce its holdings in investment portfolio. Due to the reduction in investment portfolio and the provision for impairment for securities investment, the Group recorded a loss of HK$6,227,000 (2003: profit HK$9,902,000). Amongst the impairment provision made during the period, HK$3,400,000 was the provision for a stock listed in NASDAQ. The stock was the consideration received by the Group for disposing of a non-listed investment item in the previous financial year (For the year ended 31st March, 2004, the earning for this disposal amounted to approximately HK$3,500,000). This stock was not disposed of at appropriate time because of a lock-up period stated in the sale and purchase contract.

Property Development

Most transactions were the disposal of the remaining properties held for sale.

OUTLOOK

While the business environment for the electronics manufacturing industry remains competitive, the Group still remains optimistic towards the future business development. As the economy is recovering, sale is expected to have a stable increase. Also the strong Euro and Canadian dollar may stimulate the sale in both Europian and Canadian markets. The price of raw materials is expected to stabilize during the second half of the financial year. The Group's strategy of enhancing the automation in production not only improves productivity and quality but also reduces the pressure of rising wages and production cost leading to better profit margins.

LIQUIDITY AND FINANCIAL RESOURCES

As at 30th September, 2004, the Group's shareholders' funds amounted to approximately HK$686,732,000 (31st March, 2004: HK$668,968,000). Cash, deposits and marketable securities amounted to approximately HK$88,778,000 (31st March, 2004: HK$92,136,000).

Gearing ratio calculated as total borrowings to shareholders' fund was 0.77 (31st March, 2004: 0.53), and net bank borrowings as a percentage to shareholders' fund was 0.08 (31st March, 2004: 0.08). Current ratio calculated as current assets to current liabilities was 1.5 (31st March, 2004: 1.8). The financial position remained stable.

FINANCING AND CAPITAL STRUCTURE

As at 30th September, 2004, total banking facilities granted to the Group amounted to approximately HK$492,090,000, of which HK$116,861,000 was utilized. All bank borrowings are denominated in Hong Kong dollar or US dollar at prevailing market interest rate.

EXPOSURE TO EXCHANGE

The Group's transactions were mostly denominated in US dollars and Hong Kong dollars. The exposure to exchange rate was minimal.

PLEDGE OF ASSETS

At 30th September, 2004, the Group pledged certain assets and securities with carrying value of HK$154,653,000 (Year ended 31st March, 2004: HK$80,076,000) to secure the general credit facilities and the margin accounts with brokers.

STAFF

As at 30th September, 2004, the Group had a total staff of 8,507 of which 8,398 were employed in the PRC for the Group's manufacturing and distribution businesses.

The Group provides employee benefits such as staff insurance, retirement scheme, discretionary bonus and share option scheme and also provides in-house training programmes and external training sponsorship.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the period, the Company repurchased on The Stock Exchange of Hong Kong Limited as follows:

Month	Number of Shares	Price per share Lowest HK$	Price per share Highest HK$	Aggregate Consideration HK$
August, 2004	1,217,500	0.79	0.80	963,925

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium on repurchase was debited to capital reserve. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

CODE OF BEST PRACTICE

None of the directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Stock Exchange").

AUDIT COMMITTEE

The interim report for the six months ended 30th September, 2004 has been reviewed by the audit committee which has been established for review and supervision of the Group's financial reporting process and internal controls.

PUBLICATION OF DETAILED INTERIM RESULTS ANNOUNCEMENT ON THE WEBSITE OF THE STOCK EXCHANGE

A detailed Interim Results Announcement containing all the information in respect of the Group required by paragraphs 46(1) to (6) of Appendix 16 of the Listing Rules (in force prior to 31st March, 2004 and applicable to this announcement under the transitional arrangement) will be published on the Stock Exchange's website in due course.

DIRECTORS

As at the date of the announcement, the Board comprises three executive directors, namely Philip Lau Sak Hong (Chairman), Anthony Lau Sak Kai and Andy Lau Sak Yuk; one non-executive director, namely Peter Hon Sheung Tin and three independent non-executive directors, namely Norman Ho Hau Chong, Chan Chak Chung and Winston Calptor Chuck.

By Order of the Board
Lau Sak Hong, Philip
Chairman

Hong Kong, 22nd December, 2004

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st December, 2004

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Starlight International Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah Tel No.: 2827 1778
(Name of Responsible Official)

Date: 7th January, 2005

(A) **Information of Types of Listed Equity Securities**:
(please tick wherever applicable)

1.	Ordinary shares	:	√	2.	Preference shares:
3.	Other classes of shares	:			please specify: ______
4.	Warrants	:			please specify: ______

(B) **Movement in Authorised Share Capital**:

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,250,000,000	$0.40	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	1,250,000,000	$0.40	$500,000,000

(C) **Movement in Issued Share Capital**:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	762,608,114	Nil	Nil
Increase/(Decrease) during the month	Nil	Nil	Nil
Balance at close of the month:	762,608,114	Nil	Nil

(D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee share option scheme adopted on 12th September, 2002 Exercise price: HK$0.40 Exercise price: HK$0.86 Exercise price: HK$0.808 Exercise price: HK$0.814	 4,700,500 15,144,000 3,000,000 2,650,000	 Nil Nil Nil Nil	 Nil Nil Nil Nil	 Nil Nil Nil Nil	 4,700,500 15,144,000 3,000,000 2,650,000	
2. Employee share option scheme adopted on Exercise price: HK$						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ____________ Subscription price HK$ _____ 2. ____________ Subscription price HK$ _____						

CONVERTIBLES* Class	Units	Converted (Units)	Units
Convertibles Notes Convertible price: HK$ ________	N/A	N/A	N/A

OTHER ISSUES OF SHARES*		
Rights Issue	Price:	Issue and allotment Date:
Placing	Price:	Issue and allotment Date:
Bonus Issue		Issue and allotment Date:
Scrip Dividend		Issue and allotment Date:
Repurchase of share		Cancellation Date:
Redemption of share		Redemption Date:
Consideration issue	Price:	Issue and allotment Date:
Others (Please specify)	Price:	Issue and allotment Date:

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: 0

Remarks:

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
#a5411/form1.doc/sl

STARLITE

升岡國際有限公司

STARLIGHT INTERNATIONAL HOLDINGS LTD.

(Incorporated in Bermuda with limited liability)

INTERIM REPORT 2004 / 2005


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FINANCIAL RESULTS

The Board of Directors (the "Directors") of Starlight International Holdings Limited (the "Company") is pleased to announce the unaudited condensed consolidated income statement of the Company for the six months ended 30th September, 2004 together with the comparative figures for the corresponding period in 2003 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2004

	Notes	**01.04.2004 to 30.09.2004** ***HK$'000*** **(unaudited)**	01.04.2003 to 30.09.2003 *HK$'000* (unaudited)
Turnover	*2*	**909,567**	925,302
Cost of sales		**(797,884)**	(791,104)
Gross profit		**111,683**	134,198
Other operating income		**8,418**	16,123
Distribution costs		**(31,514)**	(34,986)
Administration expenses		**(34,847)**	(34,806)
Unrealised holding (loss) gain on investment in securities		**(6,674)**	5,190
Amortisation of goodwill arising on acquisition of subsidiaries		**(829)**	(829)
Profit from operations		**46,237**	84,890
Finance costs		**(1,121)**	(1,347)
Share of results of associates		**(123)**	(272)
Profit from ordinary activities before taxation		**44,993**	83,271
Taxation	*4*	**(2,408)**	(2,367)
Profit before minority interests		**42,585**	80,904
Minority interests		**(422)**	(154)
Net profit for the period		**42,163**	80,750
Earnings per share	*5*		
– Basic		**5.52 cents**	11.10 cents
– Diluted		**5.40 cents**	10.99 cents
Interim dividend per share	*6*	**2.00 cents**	3.20 cents

CONDENSED CONSOLIDATED BALANCE SHEET

AT 30TH SEPTEMBER, 2004

	Notes	At 30.9.2004 HK$'000 (unaudited)	At 31.3.2004 HK$'000 (audited)
ASSETS AND LIABILITIES			
Non-current assets			
Investment properties		**53,810**	53,810
Property, plant and equipment	7	**308,196**	286,330
Goodwill	8	**11,008**	11,837
Interest in associates		**2,093**	2,016
Investments in securities		**24,250**	25,181
		399,357	379,174
Current assets			
Inventories		**333,135**	303,707
Properties for sale		**4,448**	6,158
Debtors, deposits and prepayments	9	**381,440**	238,504
Taxation recoverable		**4,500**	572
Investments in securities		**26,767**	30,861
Amounts due from associates		**2,800**	2,800
Bank balances and cash		**62,011**	61,275
		815,101	643,877
Current liabilities			
Creditors and accrued charges	10	**402,519**	234,100
Customers' deposits		**2,270**	908
Amount due to an associate		**2,800**	2,800
Taxation payable		**1,520**	470
Borrowings – amount due within one year		**116,801**	114,378
Obligations under a hire purchase contract – amount due within one year		**29**	62
		525,939	352,718
Net current assets		**289,162**	291,159
Total assets less current liabilities		**688,519**	670,333
Minority interests		**1,787**	1,365

	Notes	At 30.9.2004 HK$'000 (unaudited)	At 31.3.2004 HK$'000 (audited)
Non-current liabilities			
Borrowings – amount due after one year		–	–
Obligations under a hire purchase contract – amount due after one year		–	–
		–	–
Net assets		**686,732**	668,968
CAPITAL AND RESERVES			
Share capital	*11*	**305,383**	302,888
Reserves		**381,349**	366,080
Shareholders' funds		**686,732**	668,968

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th September, 2004

	Six months ended	
	30.9.2004	30.9.2003
	HK$'000	*HK$'000*
	(unaudited)	(unaudited)
Opening balances – Total equity	**668,968**	539,284
Exchange difference arising on translation of operations outside Hong Kong	**274**	(441)
Minority shareholders share of changes in reserves	**73**	50
Net gains (losses) not recognised in the consolidated income statement	**347**	(391)
Issue of shares upon exercise of share options	**2,982**	4,862
Issue of shares	**–**	30,000
Repurchase of shares	**(487)**	(716)
(Premium)/Discounts on repurchase of shares	**(477)**	5
Premium arising from issue of shares	**–**	33,056
2004 final dividend paid	**(26,764)**	(15,144)
Net profit for the period	**42,163**	80,750
	17,417	132,813
Closing balances – Total equity	**686,732**	671,706

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2004

	Six months ended	
	30.9.2004	30.9.2003
	HK$'000	*HK$'000*
	(unaudited)	(unaudited)
Net Cash generated from (used in) Operating Activities	**66,447**	(12,791)
Net Cash used in Investing Activities	**(45,291)**	(23,228)
Net Cash (outflow)/inflow from Financing Activities	**(20,420)**	25,229
Net Increase/(Decrease) in Cash and Cash Equivalents	**736**	(10,790)
Cash and Cash Equivalents at 1st April	**61,275**	55,853
Cash and Cash Equivalents at 30th September	**62,011**	45,063

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in securities.

The interim report has been prepared in accordance with the Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended 31st March, 2004.

2. SEGMENT INFORMATION

Business segments

The Group is organised into three operating divisions – design, manufacture and sale of electronic products, securities trading and property development. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Six months ended 30th September, 2004

	Design, manufacture and sale of electronic products *HK$'000*	**Securities trading** *HK$'000*	**Property development** *HK$'000*	**Consolidated** *HK$'000*
REVENUE	**894,588**	**12,336**	**2,643**	**909,567**
SEGMENT RESULT	**52,546**	**(6,227)**	**309**	**46,628**
Interest income				**210**
Unallocated corporate expenses				**(601)**
Profit from operation				**46,237**

Six months ended 30th September, 2003

	Design, manufacture and sale of electronic products *HK$'000*	Securities trading *HK$'000*	Property development *HK$'000*	Consolidated *HK$'000*
REVENUE	908,829	16,473	–	925,302
SEGMENT RESULT	75,541	9,902	–	85,443
Interest income				81
Unallocated corporate expenses				(634)
Profit from operation				84,890

3. DEPRECIATION

During the period, depreciation of approximately HK$21,996,000 (HK$18,507,000 for the six months ended 30th September, 2003) was charged to the consolidated income statement in respect of the Group's property, plant and equipment.

4. TAXATION

	Six months ended	
	30.09.2004	30.09.2003
	HK$'000	*HK$'000*
The charge comprises:		
The Company and its subsidiaries:		
Hong Kong Profits Tax calculated at 17.50% (2003: 17.50%) on the estimated assessable profit	**1,050**	1,523
Under provision in prior years	**144**	–
	1,194	1,523
Taxation in other jurisdictions	**1,214**	844
Deferred taxation	**–**	–
	2,408	2,367

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The taxation charges in Hong Kong during the period has been partly relieved by the tax losses brought forward from previous years.

No provision for deferred taxation has been made in the accounts for the current period (2003: nil) as the Group has net potential deferred tax assets at the balance sheet date. The deferred tax assets have not been recognized as it is not probable that sufficient taxable profit will be available to allow the related tax benefit to be utilized in the foreseeable future.

5. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is computed based on the following data:

	01.04.2004 to 30.09.2004	01.04.2003 to 30.09.2003
	HK$'000	*HK$'000*
Earnings:		
Net profit for the period and earnings for the purpose of basic earnings and diluted earnings per share	**42,163**	80,750
Number of shares:		
Weighted average number of shares for the purpose of basic earnings per share	**762, 589,440**	727,573,013
Effect of dilutive potential shares:		
Share options	**17,919,380**	7,067,519
Weighted average number of shares for the purpose of diluted earnings per share	**780,508,820**	734,640,532

The weighted average number of shares for the six months ended 30th September, 2003 for the purpose of basic earnings and diluted earnings per share have been adjusted for the share consolidation of four shares into one share effective from 14th November, 2003. As a consequence, the amount of basic earnings per share and diluted earnings per share for the six months ended 30th September, 2003 have been restated from 2.77 cents to 11.10 cents and 2.75 cents to 10.99 cents respectively.

6. **INTERIM DIVIDEND**

The directors have determined that an interim dividend of HK2.00 cents per share for the year ending 31st March, 2005 (Year ended 31st March, 2004: HK3.20 cents*) should be paid to the shareholders of the Company whose names appear in the register of members on 20th January, 2005.

* *Adjusted for the effect of the consolidation of shares on 14th November, 2003.*

7. **ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT**

	Six months ended	
	30.9.2004	30.9.2003
	HK$'000	*HK$'000*
Net book values at 1st April	**286,330**	251,244
Currency realignment	**(16)**	–
Additions	**45,608**	21,275
Disposals	**(1,730)**	(289)
Depreciation	**(21,996)**	(18,507)
Net book values at 30th September	**308,196**	253,723

8. **GOODWILL**

	Six months ended	
	30.9.2004	30.9.2003
	HK$'000	*HK$'000*
Cost		
At the beginning of the period and at balance sheet date	**16,575**	16,575
Amortisation		
At the beginning of the period	**4,738**	2,049
Charge for the period	**829**	829
At balance sheet date	**5,567**	2,878
Net book value		
At balance sheet date	**11,008**	13,697

The amortisation period adopted for goodwill is 10 years.

9. **DEBTORS, DEPOSITS AND PREPAYMENTS**

At 30th September, 2004, the balance of debtors, deposits and prepayments included trade debtors of approximately HK$350,863,000 (HK$196,584,000 at 31st March, 2004). The aging analysis of trade debtors at the balance sheet date is as follows:

	30.9.2004	31.3.2004
	HK$'000	*HK$'000*
0 – 30 days	**254,603**	118,850
31 – 60 days	**56,147**	43,275
61 – 90 days	**9,445**	2,836
Over 90 days	**30,668**	31,623
	350,863	196,584

The Group allows an average credit period ranging from 30 days to 90 days to its trade customers.

10. CREDITORS AND ACCRUED CHARGES

At 30th September, 2004, the balance of creditors and accrued charges included trade creditors of approximately HK$363,057,000 (HK195,090,000 at 31st March, 2004). The aging analysis of trade creditors at the balance sheet date is as follows:

	30.9.2004	31.3.2004
	HK$'000	*HK$'000*
0 – 30 days	**167,462**	73,442
31 – 60 days	**94,585**	49,927
61 – 90 days	**50,853**	23,397
Over 90 days	**50,157**	48,324
	363,057	195,090

11. SHARE CAPITAL

	Number of shares	**Issued and fully paid share capital**
		HK$'000
Balance at 1st April 2004	757,219,982	302,888
Issue of shares upon exercise of share options	7,455,632	2,982
Repurchase of shares	(1,217,500)	(487)
Balance at 30th September 2004	**763,458,114**	**305,383**

Details of the changes in the issued share capital of the Company during the period are as follows:

(a) In July 2004, 5,455,632 shares of HK$0.40 each were issued at HK$0.40 per share as a result of the exercise of the certain share options of the Company by their holders.

(b) In August 2004, 2,000,000 shares of HK$0.40 each were issued at HK$0.40 per share as a result of the exercise of the certain share options of the Company by their holders.

(c) The Company repurchased its own shares on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") as follows:

Month	**Number of Shares**	**Price per share**		**Aggregate Consideration**
		Lowest	**Highest**	
		HK$	*HK$*	*HK$*
August, 2004	1,217,500	0.79	0.80	963,925

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium on repurchase was debited to capital reserve. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

All shares issued rank pari passu with the then existing shares in issue in all respects.

12. **CAPITAL COMMITMENTS**

	30.9.2004	31.3.2004
	HK$'000	*HK$'000*
Capital expenditure contracted for but not provided in the financial statements		
– property, plant and equipment	**4,112**	13,396

At the balance sheet date, the Company did not have any capital commitments.

13. **CONTINGENT LIABILITIES**

	30.9.2004	31.3.2004
	HK$'000	*HK$'000*
Bills discounted with recourse	**13,959**	168

14. **RELATED PARTY TRANSACTIONS**

There were no significant related party transactions undertaken by the Group at any time during the six-months period.

INTERIM DIVIDEND

The Directors have declared an interim dividend of HK2.00 cents per share for the year ending 31st March, 2005 (Year ended 31st March, 2004: 3.20 cents*) to shareholders on the register of members on 20th January, 2005. Dividend warrants will be sent to the shareholders on or about 28th January, 2005.

* *Adjusted for the effect of the consolidation of shares on 14th November, 2003.*

CLOSING OF REGISTER OF MEMBERS

The registers of members and of the Company will be closed from Friday, 14th January, 2005 to Thursday, 20th January, 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the interim dividend, all outstanding transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Share Registrars, Secretaries Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Hong Kong not later than 4:00 p.m. on Thursday, 13th January, 2005.

BUSINESS REVIEW

For the six months ended 30th September, 2004, the Group's turnover was HK$909,567,000 (2003: HK$925,302,000), a 1.7% slight decrease compared to the corresponding period last year, which is mainly attributable to the decrease in colour TV trading turnover. Profit attributable to shareholders decreased by 47.8% to approximately HK$42,163,000 (2003:HK$80,750,000). As the Group had disposed a substantial amount of securities investment portfolio at the end of the previous financial year, there was no material profit contribution for the current period. During the period under review, profit from securities trading decreased by HK$16,129,000 compared with the corresponding period last year.

Electronics Division

For the period ended 30th September, 2004, the business environment for the manufacturing of electronic consumer goods remained competitive in spite of the recovering global economy. During the first quarter of this financial year (i.e. the quarter ended 30th June, 2004), the shortage of raw materials including flash memory and Random Assess Memory (RAM) resulted in a substantial increase in their respective prices. The prices of plastics, metals and packaging materials also increased sharply. Besides, adverse factors including the pressure from labour shortage in South China resulting in an increase in labour wages and the shortage of electricity supply in China affecting the operations had a negative impact upon the profit margin of the Group's products. Starting the second quarter of this financial year (i.e. the quarter ended 30th September, 2004), prices of certain raw materials began to drop and hence the gross profit margin of the Group's products increased. However, oil price still kept rising and thus the cost of metals, plastics and soldering wires remained high, which brought great pressure to the cost of production.

Oil price began to be stable from the third quarter of this financial year, which meant the price of metals and oil related products became more stable. It is expected that there should have be an improvement in the profit margin of the Group's products.

Securities Trading

The Group's policy was to reduce its holdings in investment portfolio. Due to the reduction in investment portfolio and the provision for impairment for securities investment, the Group recorded a loss of HK$6,227,000 (2003: profit HK$9,902,000). Amongst the impairment provision made during the period, HK$3,400,000 was the provision for a stock listed in NASDAQ. The stock was the consideration received by the Group for disposing of a non-listed investment item in the previous financial year (for the year ended 31st March, 2004, the earning for this disposal amounted to approximately HK$3,500,000). This stock was not disposed of at appropriate time because of a lock-up period stated in the sale and purchase contract.

Property Development

Most transactions were the disposal of the remaining properties held for sale.

OUTLOOK

While the business environment for the electronics manufacturing industry remains competitive, the Group still remains optimistic towards the future business development. As the economy is recovering, sale is expected to have a stable increase. Also the strong Euro and Canadian dollar may stimulate the sale in both European and Canadian markets. The price of raw materials is expected to stabilize during the second half of the financial year. The Group's strategy of enhancing the automation in production not only improves productivity and quality but also reduces the pressure of rising wages and production cost leading to better profit margins.

LIQUIDITY AND FINANCIAL RESOURCES

As at 30th September, 2004, the Group's shareholders' funds amounted to approximately HK$686,732,000 (31st March, 2004: HK$668,968,000). Cash, deposits and marketable securities amounted to approximately HK$88,778,000 (31st March, 2004: HK$92,136,000).

Gearing ratio calculated as total borrowings to shareholders' fund was 0.77 (31st March, 2004: 0.53), and net bank borrowings as a percentage to shareholders' fund was 0.08 (31st March, 2004: 0.08). Current ratio calculated as current assets to current liabilities was 1.5 (31st March, 2004: 1.8). The financial position remained stable.

FINANCING AND CAPITAL STRUCTURE

As at 30th September, 2004, total banking facilities granted to the Group amounted to approximately HK$492,090,000, of which HK$116,861,000 was utilized. All bank borrowings are denominated in Hong Kong dollar or US dollar and charged at prevailing market interest rate.

EXPOSURE TO EXCHANGE

The Group's transactions were mostly denominated in US dollars and Hong Kong dollars. The exposure to exchange rate was minimal.

PLEDGE OF ASSETS

At 30th September, 2004, the Group pledged certain assets and securities with carrying value of HK$154,653,000 (year ended 31st March, 2004: HK$80,076,000) to secure the general credit facilities and the margin accounts with brokers.

STAFF

As at 30th September, 2004, the Group had a total staff of 8,507 of which 8,398 were employed in the PRC for the Group's manufacturing and distribution businesses.

The Group provides employee benefits such as staff insurance, retirement scheme, discretionary bonus and share option scheme and also provides in-house training programmes and external training sponsorship.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the period, the Company repurchased on the Stock Exchange as follows:

Month	Number of Shares	Price per share Lowest	Price per share Highest	Aggregate Consideration
		HK$	*HK$*	*HK$*
August, 2004	1,217,500	0.79	0.80	963,925

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium on repurchase was debited to capital reserve. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

DIRECTORS' INTEREST AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY

As at 30th September, 2004, the interests and short positions of the directors and chief executives in the shares of the Company and associated corporations, as defined in Part XV of Securities and Futures Ordinance (the "SFO") and as recorded in the register required to be kept by the Company under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by the Directors of Listed Companies, were as follows:

	Number of shares of the Company held				
	Personal Interest	Corporate Interest	Other Interest	Total	% of total Issued Shares
Executive directors:					
Lau Sak Hong, Philip	64,504,072	3,018,090 (a) 10,100,415 (b)	168,114,050 (c)	245,736,627	32.19%
Lau Sak Kai, Anthony	37,265,929	3,018,090 (a) 10,100,415 (b)	–	50,384,434	6.60%
Lau Sak Yuk, Andy	35,059,107	3,018,090 (a) 10,100,415 (b)	–	48,177,612	6.31%
Non-executive director:					
Hon Sheung Tin, Peter	194,645	–	–	194,645	0.03%
Independent non-executive directors:					
Ho Hau Chong, Norman	–	–	–	–	–
Chuck Winston Calptor	770,000	–	–	770,000	0.10%
Chan Chuk Chung	–	–	–	–	–

Notes:

(a) These shares are held through K.K. Nominees Limited, a company which is beneficially owned by Lau Sak Hong, Philip, Lau Sak Kai, Anthony, and Lau Sak Yuk, Andy (hereinafter collectively with other family members referred to as the "Lau family"). Accordingly, Lau family is deemed to be interested in the shares held by K.K. Nominees Limited.

(b) These shares are held through Wincard Management Services Limited, a company which is beneficially owned by the Lau family. Accordingly, Lau family is deemed to be interested in the shares held by Wincard Management Services Limited.

(c) These shares are beneficially owned directly or indirectly by Philip Lau Holding Corporation, a company beneficially owned by a discretionary trust, the discretionary objects of which include Lau Sak Hong, Philip and his associate. Accordingly, Lau Sak Hong, Philip is deemed to be interested in the shares held by Philip Lau Holding Corporation.

Save as disclosed above and other than certain nominee shares in subsidiaries held by directors in trust for the Company or its subsidiaries, no director held any interest in the securities of the Company or any of its associated corporations as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company pursuant to the Model Code for Securities Transactions by the Directors of Listed Companies.

DIRECTORS' RIGHT TO ACQUIRE SHARES

Under the Company's share option scheme ("Old Scheme") which was approved and adopted at the special general meeting of the Company held on 7th April, 1997 for a period of 4 years, the directors might grant options to any eligible employees of the Group, including directors, of the Company and its subsidiaries to subscribe for shares in the Company. Options granted are exercisable within a period of five years commencing from the date of grant of the options. The Old Scheme was expired on 6th April, 2001 and thereafter, no more option could be granted pursuant to the Old Scheme. In respect of the options already granted under the Old Scheme, the provisions shall remain in force. Movements of the options granted pursuant to the Old Scheme during the period ended 30 September 2004 are as follows:

Name of grantee	Date of grant	Exercise price *HK$*	Number of option shares outstanding at 1.4.2004	Number of shares lapsed /cancelled during the period	Number of option shares exercised during the period	Number of option shares at 30.9.2004
Employee	2.7.1999	0.40*	5,455,632	–	5,455,632	–

The weighted average closing price per share immediately before the date on which the options were exercised was HK$1.07.

* *The exercise price was adjusted with effect from the close of business on 13th November, 2003, as a result of consolidation of four issued and unissued shares of HK$0.10 par value each into one share of HK$0.40 par value each in the ordinary share capital of the Company.*

A new share option scheme ("New Scheme") was approved and adopted at the special general meeting of the Company held on 12th September, 2002 for a period of 5 years.

Movements of the options granted pursuant to the New Scheme during the period ended 30th September 2004 are as follows:

Name of grantee	Date of grant	Exercise price *HK$*	Number of option shares outstanding at 1.4.2004	Number of shares lapsed/ cancelled during the period	Number of option shares granted during the period	Number of option shares exercised during the period	Number of option shares outstanding at 30.9.2004
Employees	2.5.2003	0.40*	6,700,500	–	–	2,000,000	4,700,500
	10.10.2003	0.86*	15,144,000	–	–	–	15,144,000
	24.8.2004	0.808	–	–	3,000,000	–	3,000,000
			21,844,500	–	3,000,000	2,000,000	22,844,500

Notes:

(1) The above options were granted for an exercise period of five years from the date of grant of the options.

(2) No option was lapsed or cancelled during the period.

(3) The closing price per share immediately before the date on which the options were granted was HK$0.80.

(4) The weighted average closing price per share immediately before the date on which the options were exercised was HK$0.82.

(5) The Directors consider it inappropriate to value the options granted during the period as a number of factors critical for the valuation cannot be determined accurately. Any valuation of the options based on various speculative assumptions would be meaningless and could be misleading to the shareholders.

* *The exercise price were adjusted with effect from the close of business on 13th November, 2003, as a result of consolidation of four issued and unissued shares of HK$0.10 par value each into one share of HK$0.40 par value each in the ordinary share capital of the Company.*

Save as aforesaid, at no time during the period was the Company or any of its subsidiaries a party to any arrangement to enable a director of the Company to acquire benefits by means of the acquisition of shares in the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 30th September 2004, the following persons, other than the interest disclosed above in respect of the directors, interest in 5% or more in the shares and underlying shares of the Company have been notified to the Company and recorded in the register of substantial shareholders' interest in shares and short positions required to be kept under section 336 of Part XV of the SFO:

Name of Shareholders	Number of Ordinary Shares in which interested	% of total issued shares
Lee Yu Chiang *(Note 1)*	42,140,878	5.56%
Cheah Cheng Hye *(Note 2)*	53,220,000	6.97%
Value Partners Limited *(Note 3)*	53,220,000	6.97%

Notes:

1. Lee Yu Chiang hold the interest as person having a security interest in shares.
2. Cheah Cheng Hye beneficially owned 31.82% controlling interest in Value Partners Limited and was deemed to have interest in shares hold by Value Partners Limited.
3. The shares were held by Value Partners Limited as investment manager.

Save as mentioned above and in section of "Directors' Interests in Securities", as at 30th September, 2004, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in shares of the Company.

CODE OF BEST PRACTICE

None of the directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange.

AUDIT COMMITTEE

The interim report for the six months ended 30th September, 2004 has been reviewed by the audit committee which has been established for review and supervision of the Group's financial reporting process and internal controls.

By Order of the Board
Lau Sak Hong, Philip
Chairman

Hong Kong, 22nd December, 2004

主要股東

於二零零四年九月三十日，根據本公司按證券及期貨條例第XV部第336條規定而設置之主要股東權益及淡倉登記冊紀錄所顯示，以下人仕（除上述披露有關董事所持之權益外）持有本公司已發行股本及相關股份百分之五或以上之股份權益：

姓名	股份數目	佔已發行股本之百份比
李裕章 *(附註1)*	42,140,878	5.56%
謝清海 *(附註2)*	53,220,000	6.97%
Value Partners Limited *(附註3)*	53,220,000	6.97%

附註：

1. 李裕章以個人持有股份權益。

2. 謝清海實益持有Value Partners Limited百份之31.8之權益而被視為擁有本公司之股份權益。

3. Value Partners Limited以投資經理身份持有該股份權益。

除上述外，於二零零四年九月三十日，根據《證券及期貨條例》第336條須予備存之登記冊，並無記錄其他人士在本公司之股份及相關股份中擁有任何權益及淡倉。

最佳應用守則

本公司各董事概無知悉任何足以合理指出本公司於中期報告所包括會計期間未有遵守聯交所證券上市規則附錄14之最佳應用守則的資料。

審核委員會

審核委員會已審閱截至二零零四年九月三十日之中期報表，審核委員會成立之目的為審閱及監督本集團之財務申報程序及內部監控事宜。

承董事局命
劉錫康
主席

香港，二零零四年十二月二十二日

根據本公司於二零零二年九月十二日舉行之股東特別大會所通過採用為期五年之購股權計劃「新計劃」。

於二零零四年九月三十日期間，根據新計劃已授予之購股權變動情況如下：

授予人姓名	授予日期	行使價 *港元*	於二零零四年四月一日之購股權數目	本期間購股權失效／取消數目	於本期間授予之購股權數目	於本期間行使購股權數目	於二零零四年九月三十日購股權數目
僱員	2.5.2003	0.40*	6,700,500	–	–	2,000,000	4,700,500
	10.10.2003	0.86*	15,144,000	–	–	–	15,144,000
	24.8.2004	0.808	–	–	3,000,000	–	3,000,000
			21,844,500	–	3,000,000	2,000,000	22,844,500

附註：

(1) 以上購股權由授出日起五年內行使購股權。

(2) 本年度並無購股權失效或取消。

(3) 授予購股權當日之前一日收市價為每股0.80港元。

(4) 行使購股權當日之前一日，加權平均收市價為每股0.82港元。

(5) 董事認為，由於不能準確釐定評估購股權價值之若干重要因素，故不適宜對在本期間授予購股權進行估值，根據多項推測性假設而評估購股權之價值，乃無意義，且可能誤導股東。

* *於二零零三年十一月十三日收市後，本公司之已發行及未發行每股面值0.10港元之股份每四股合併為一股每股面值0.40港元之合併股份，行使價因而相應調整。*

除上文披露者外，本公司或其任何附屬公司於本期間任何時間概無參與訂立任何安排而使本公司之董事可藉收購本公司或任何其他法人團體之股份或債券而獲得利益。

(c) 該等股份由一全權信託基金全部擁有之公司Philip Lau Holding Corporation全部持有，該全權信託基金之受益人包括劉錫康及其聯繫人士。因此，劉錫康被視為於Philip Lau Holding Corporation所持有之股份中擁有權益。

除上文所披露者及某些董事以本公司或其附屬公司受託人身份持有附屬公司之若干代理人股份外，並未有任何董事於本公司或之有關公司依據證券及期貨條例規定須予存置之登記冊所載記錄顯示或根據上市公司董事進行證券交易標準守則須知本公司擁有權益。

董事於購買股份之權利

根據本公司於一九九七年四月七日舉行之股東特別大會所通過採用為期四年之購股權計劃，董事局可授予購股權給本集團任何有資格之員工，包括本公司及其附屬公司之董事，認購本公司之股份。所授予之購股權由授予購股權當日起計於五年內可行使。舊計劃已於二零零一年四月六日到期，由此，沒有購股權可根據此舊計劃授出。根據舊計劃已授出之購股權仍然有效。於二零零四年九月三十日期間，根據舊計劃已授予之購股權變動情況如下：

授予人姓名	授予日期	行使價	於二零零四年四月一日之購股權數目	於本期間購股權失效／取消數目	於本期間行使購股權數目	於二零零四年九月三十日購股權數目
		港元				
僱員	2.7.1999	0.40*	5,455,632	–	5,455,632	–

行使購股權當日之前一日，加權平均收市價為每股1.07港元。

* *於二零零三年十一月十三日收市後，本公司之已發行及未發行每股面值0.10港元之股份每四股合併為一股每股面值0.40港元之合併股份，行使價因此而相應調整。*

而該等購回股份已全部註銷，所以，本公司已發行股本之面值已相應減低。購回股份之溢價總額已轉入儲備。而相等於購回及註銷股份面值則由保留溢利轉撥往股本贖回儲備。

董事於本公司及相聯法團的股份、相關股份及債券之權益及淡倉

在二零零四年九月三十日，根據證券及期貨條例（「證券及期貨條例」）第XV部之定義及按本公司根據證券及期貨條例第352條而設之登記冊所記錄，或根據上市公司董事進行證券交易的標準守則另行通知本公司及聯交所，各董事及主要行政人員於本公司及聯繫公司之股份中之權益及淡倉如下：

	持有本公司股份數目				
	個人權益	公司權益	其他權益	總數	佔已發行股本之百分比
執行董事：					
劉錫康	64,504,072	3,018,090 (a) 10,100,415 (b)	168,114,050 (c)	245,736,627	32.19%
劉錫淇	37,265,929	3,018,090 (a) 10,100,415 (b)	–	50,384,434	6.60%
劉錫澳	35,059,107	3,018,090 (a) 10,100,415 (b)	–	48,177,612	6.31%
非執行董事：					
韓相田	194,645	–	–	194,645	0.03%
獨立非執行董事：					
何厚鏘	–	–	–	–	–
卓育賢	770,000	–	–	770,000	0.10%
陳澤仲	–	–	–	–	–

附註：

(a) 該等股份乃由劉錫康、劉錫淇及劉錫澳（連同其他家族成員簡稱「劉氏家族」）全部擁有之公司K.K. Nominees Limited持有。因此，劉氏家族被視為於K.K. Nominees Limited持有之股份中擁有權益。

(b) 該等股份乃由劉氏家族全部擁有之公司Wincard Management Services Limited持有。因此，劉氏家族被視為於Wincard Management Services Limited持有之股份中擁有權益。

流動資金及財務資源

於二零零四年九月三十日，集團之股東資金約為686,732,000港元（二零零四年三月三十一日：668,968,000港元）。現金及存款及有價證券約為88,778,000港元（二零零四年三月三十一日：92,136,000港元）。

以總借款對比股東資金計算之資產負債比率為0.77（二零零四年三月三十一日：0.53），而本年度銀行借款淨額佔股東資金百分比則為0.08（二零零四年三月三十一日：0.08）。按流動資產對比流動負債計算之流動比率為1.5（二零零四年三月三十一日：1.8）。財政情況穩定。

融資及資本架構

於二零零四年九月三十日，本集團獲授之銀行融資信貸總額約為492,090,000港元，已動用約116,861,000港元。所有銀行借款均以港元或美元為單位並按現行市場利率計息。

滙兑風險

由於集團絕大部份交易均以美元或港元為結算單位，匯兑風險很低。

資產抵押

於二零零四年九月三十日，本集團抵押若干資產及證券，其賬面值約為154,653,000港元（二零零四年三月三十一日：80,076,000港元）作為一般信貸服務及經紀股票戶口之擔保。

員工

於二零零四年九月三十日，本集團擁有員工共8,507人，其中8,398人受僱於中國，負責本集團之製造及分銷生意。

本集團為其員工提供之福利如員工保險、退休計劃、花紅、優先認股權計劃、在職訓練及訓練資助。

購買、出售或贖回上市證券

本期間內，本公司在聯交所購回本公司股本詳情如下：

月份	購回股份數目	每股價格 最低價 港元	每股價格 最高價 港元	總額 港元
二零零四年八月	1,217,500	0.79	0.80	963,925

電子部門

截至二零零四年九月三十日止期間，雖然全球經濟復甦，但電子消費品製造業之經營環境競爭仍然激烈，本財政年度首季（截至二零零四年六月三十日止季度）原材料價格如快閃記憶體及隨機存取記憶體（RAM）價格因供應短缺而分別大幅飈升，塑膠料、五金及包裝物料之價格亦大幅上升，此外，中國華南地區勞工短缺造成工資上漲，中國電力供應短缺影響生產運作等不利因素，都對集團產品邊際利潤，產生負面影響。幸從本財政年度次季開始（截至二零零四年九月三十日止季度），部份原料價格開始回落，集團產品毛利率回升。但石油價格仍持續上升，金屬、塑膠及焊接線等材料之成本仍然高企，對生產成本造成壓力。

從本財政年度第三季開始，才見油價穩定，金屬及石油相關產品如塑膠等價格漸趨穩定，預期本集團產品邊際利潤可得以改善。

證券買賣

集團政策為減持現有投資組合，因投資組合大幅減少及為證券投資提撥降值準備，本期間錄得6,227,000港元虧損（二零零三年溢利9,902,000港元）。本期間所提撥降值準備中，約3,400,000港元為一於美國納斯達克（NASDAQ）上市股票撥備，該股票為集團於上財政年度出售一項非上市投資項目（於截至二零零四年三月三十一日止年度錄得出售盈利約3,500,000港元）所收取之代價，因買賣合約有禁售期，故未能於適當時候沽售。

物業發展

主要交易為出售尚餘之待售物業。

展望

展望未來，雖然電子製造業營商環境競爭仍然劇烈，但集團對未來業務表現仍然樂觀。在經濟復甦環境下，銷售可望穩定增長，歐羅及加元之強勁匯率，可望刺激集團於歐洲及加拿大之銷售。原材料價格亦預計可望於下半財政年度漸趨穩定。集團提高生產自動化之策略，不但可提升生產效率及質量，亦減輕工資上漲壓力，降低生產成本，以提高產品邊際利潤。

12. 資本承擔

	30.9.2004 港幣千元	31.3.2004 港幣千元
已簽約但未在財務報告中撥備之 －物業、機器及儀器	**4,112**	13,396

於期末日，本公司並無任何資本承擔。

13. 或然負債

	30.9.2004 港幣千元	31.3.2004 港幣千元
可追索之銀行貼現票據	**13,959**	168

14. 有關連人士交易

本集團於本期六個月期間內並無進行任何重要之有關連人士交易。

中期股息

董事局宣佈派發截至二零零五年三月三十一日止年度之中期股息每股2.00港仙（二零零四年三月三十一日止年度：3.20港仙*）給予於二零零五年一月二十日在股東名冊上之股東。股息單將於二零零五年一月二十八日左右寄予各股東。

* *於二零零三年十一月十四日股份合併之影響已作調整。*

暫停辦理股份過戶登記手續

本公司將於二零零五年一月十四日（星期五）至二零零五年一月二十日（星期四），包括首尾兩天在內，暫停辦理股份過戶登記手續。為確保收取中期股息之權利，所有填妥之股份過戶文件連同有關之股票，最遲須於二零零五年一月十三日（星期四）下午四時前送達本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港告士打道56號，東亞銀行港灣中心地下，辦理過戶手續。

業務回顧

截至二零零四年九月三十日止六個月，本集團之營業額約為909,567,000港元（二零零三年：925,302,000港元），較二零零三年同期輕微減少1.7%，主要為彩色電視機貿易營業額之減少。股東應佔溢利減少47.8%至約為42,163,000港元（二零零三年：80,750,000港元）。由於本集團於上財政年度末出售大量證券投資組合，故本期間沒有較大溢利貢獻，期間證券買賣溢利與上年同期比較減少達16,129,000元。

10. 應付賬款及應計費用

於二零零四年九月三十日，應付賬款及應計費用包括363,057,000港元（二零零四年三月三十一日：195,090,000港元）之應付貿易賬款。於結算日應付貿易賬款之賬齡分析如下：

	30.9.2004 **港幣千元**	31.3.2004 港幣千元
0-30日	**167,462**	73,442
31-60日	**94,585**	49,927
61-90日	**50,853**	23,397
超過90日	**50,157**	48,324
	363,057	195,090

11. 股本

	股份數目	已發行及 繳足股本 港幣千元
於二零零四年四月一日結餘	757,219,982	302,888
行使購股權而發行之股份	7,455,632	2,982
回購股份	(1,217,500)	(487)
於二零零四年九月三十日結餘	**763,458,114**	**305,383**

本期間，本公司已發行股本之改變詳情如下：

(a) 在二零零四年七月，部份購股權持有者行使其購股權，因此而以每股0.40港元發行5,455,632股每股面值0.40港元之股份。

(b) 在二零零四年八月，部份購股權持有者行使其購股權，因此而以每股0.40港元發行2,000,000股每股面值0.40港元之股份。

(c) 在本期間內，本公司在香港聯合交易所有限公司（「聯交所」）購回本公司股本詳情如下：

月份	股份數目	每股價格 最低價 港元	每股價格 最高價 港元	總額 港元
二零零四年八月	1,217,500	0.79	0.80	963,925

而該等購回股份已全部註銷，所以，本公司已發行股本已根據此等股份之面值相應減低。購回股份之溢價總額已轉入其他儲備。而相等於購回及註銷股份面值則由保留溢利轉撥往股本贖回儲備。

所有發行之股份在各方面與現有已發行之股份享有同等權益。

6. 中期股息

董事局宣佈派發截至二零零五年三月三十一日止年度之中期股息每股2.00港仙(二零零四年三月三十一日止年度:3.20港仙*)給予於二零零五年一月二十日在股東名冊上之股東。

* *於二零零三年十一月十四日股份合併之影響已作調整。*

7. 添置物業、機器及儀器

	截至九月三十日止六個月	
	30.09.2004	30.09.2003
	港幣千元	*港幣千元*
於四月一日賬面淨值	286,330	251,244
滙兌調整	(16)	–
添置	45,608	21,275
出售	(1,730)	(289)
折舊	(21,996)	(18,507)
於九月三十日賬面淨值	**308,196**	253,723

8. 商譽

	截至九月三十日止六個月	
	30.09.2004	30.09.2003
	港幣千元	*港幣千元*
成本		
於本期初及期末日	**16,575**	16,575
攤銷		
於本期初	**4,738**	2,049
計入本期	**829**	829
於期末日	**5,567**	2,878
賬面淨值		
於期末日	**11,008**	13,697

商譽之攤銷年期定為十年。

9. 應收賬款、按金及預付款項

於二零零四年九月三十日,應收賬款、按金及預付款項包括350,863,000港元(二零零四年三月三十一日:196,584,000港元)之應收貿易賬款。於結算日應收貿易賬款之賬齡分析如下:

	30.9.2004	31.3.2004
	港幣千元	*港幣千元*
0-30日	**254,603**	118,850
31-60日	**56,147**	43,275
61-90日	**9,445**	2,836
超過90日	**30,668**	31,623
	350,863	196,584

本集團向其貿易客戶提供平均為期30至90日之數期。

3. 折舊

於本期間，本集團就名下物業、廠房及設備於綜合收益表內扣除約21,996,000港元（截至二零零三年九月三十日止六個月：18,507,000港元）之折舊。

4. 稅項

	截至九月三十日止六個月	
	30.09.2004	30.09.2003
	港幣千元	*港幣千元*
稅項支出包括：		
本公司及其附屬公司：		
根據估計應課稅溢利按稅率17.50%（二零零三年：17.50%）之香港利得稅	**1,050**	1,523
以前年度少提稅項	**144**	–
	1,194	1,523
其他司法區之稅項	**1,214**	844
遞延稅項	–	–
	2,408	2,367

其他司法區之稅項乃按個別司法區之現行稅率計算。

本期內香港利得稅支出因前期稅項虧損結轉而獲得部份減免。

由於本集團於結算日有潛在遞延稅項資產淨值，故並無於本期之賬目中就遞延稅項作出撥備（二零零三年：無）。遞延稅項資產並未有確認，乃由於未能確定在可見將來有足夠的應課稅利潤可以使用相關之稅項效益。

5. 每股盈利

每股之基本及攤薄溢利乃根據以下資料計算：

	01.04.2004 至 30.09.2004	01.04.2003 至 30.09.2003
	港幣千元	*港幣千元*
溢利：		
本期間溢利及為計算每股基本及攤薄後溢利之盈利	**42,163**	80,750
股數：		
為計算每股基本溢利之加權平均數股份數目	**762,589,440**	727,573,013
潛在股份之攤薄影響：		
購股權	**17,919,380**	7,067,519
為計算每股攤薄後溢利之加權平均數股份數目	**780,508,820**	734,640,532

二零零三年九月三十日止六個月之每股基本及攤薄後溢利由於股份合併從二零零三年十一月十四日生效已相應調整。因此，二零零三年九月三十日止六個月之每股基本及攤薄後溢利已分別由2.77港仙重列為11.10港仙以及2.75港仙重列為10.99港仙。

賬目附註

1. 會計政策

財務報告乃按歷史成本法編製，並就重估投資物業及證券投資作出調整。

本中期報告乃根據香港會計師公會所頒佈之會計實務準則第二十五條「中期報告」之規定編製。

所採納之會計政策與本集團截至二零零四年三月三十一日止年度之年度財務報告，乃是一致。

2. 分類資料

業務分佈

本集團業務由三個分部組成，分別是電子產品設計、製造及銷售、證券買賣及物業發展。本集團之分類資料主要報告這三分部之資料。

主要業務如下：

截至二零零四年九月三十日止六個月

	電子產品設計、製造及銷售	證券買賣	物業發展	合計
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
營業額	**894,588**	**12,336**	**2,643**	**909,567**
分部業績	**52,546**	**(6,227)**	**309**	**46,628**
利息收入				**210**
未分配之公司支出				**(601)**
經營溢利				**46,237**

截至二零零三年九月三十日止六個月

	電子產品設計、製造及銷售	證券買賣	物業發展	合計
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
營業額	908,829	16,473	–	925,302
分部業績	75,541	9,902	–	85,443
利息收入				81
未分配之公司支出				(634)
經營溢利				84,890

簡明綜合現金流量表

截至二零零四年九月三十日止六個月

	截至九月三十日止六個月	
	30.9.2004	30.9.2003
	港幣千元	*港幣千元*
	（未經審核）	（未經審核）
經營業務所流入（使用）之淨現金	**66,447**	(12,791)
投資活動所使用之淨現金	**(45,291)**	(23,228)
融資之淨現金（流出）流入	**(20,420)**	25,229
現金及現金等值之增加（減少）	**736**	(10,790)
於四月一日現金及現金等值金額	**61,275**	55,853
於九月三十日現金及現金等值金額	**62,011**	45,063

綜合權益變動表

截至二零零四年九月三十日止六個月

	截至九月三十日止六個月	
	30.9.2004	30.9.2003
	港幣千元	*港幣千元*
	(未經審核)	(未經審核)
期初餘額－股東權益總額	**668,968**	539,284
折算香港以外業務所產生之滙兌差額	**274**	(441)
少數股東應佔儲備變動	**73**	50
綜合收益表中未確認之淨溢利(虧損)	**347**	(391)
行使購股權而發行之股份	**2,982**	4,862
發行股份	**－**	30,000
回購股份	**(487)**	(716)
回購股份之(溢價)折扣	**(477)**	5
發行股份產生之溢價	**－**	33,056
支付二零零四年度末期股息	**(26,764)**	(15,144)
本期間淨溢利	**42,163**	80,750
	17,417	132,813
期末餘額－股東權益總額	**686,732**	671,706

	附註	於 **30.9.2004** *港幣千元* (未經審核)	於 31.3.2004 *港幣千元* (經審核)
非流動負債			
一年後到期之貸款		–	–
一年後到期之租購合約承擔		–	–
		–	–
資產淨值		**686,732**	668,968
資本及儲備			
股本	*11*	**305,383**	302,888
儲備		**381,349**	366,080
股東資金		**686,732**	668,968

簡明綜合資產負債表

於二零零四年九月三十日

	附註	於 30.9.2004 港幣千元 (未經審核)	於 31.3.2004 港幣千元 (經審核)
資產及負債			
非流動資產			
投資物業		**53,810**	53,810
物業、機器及儀器	*7*	**308,196**	286,330
商譽	*8*	**11,008**	11,837
聯營公司權益		**2,093**	2,016
證券投資		**24,250**	25,181
		399,357	379,174
流動資產			
存貨		**333,135**	303,707
待售物業		**4,448**	6,158
應收賬項、按金及預付款項	*9*	**381,440**	238,504
可收回稅款		**4,500**	572
證券投資		**26,767**	30,861
應收聯營公司		**2,800**	2,800
銀行結存及現金		**62,011**	61,275
		815,101	643,877
流動負債			
應付賬款及應計費用	*10*	**402,519**	234,100
客戶按金		**2,270**	908
應付聯營公司賬項		**2,800**	2,800
應付稅項		**1,520**	470
一年內到期之貸款		**116,801**	114,378
一年內到期之租購合約承擔		**29**	62
		525,939	352,718
流動資產淨值		**289,162**	291,159
總資產減流動負債		**688,519**	670,333
少數股東權益		**1,787**	1,365

財務業績

升岡國際有限公司（「本公司」）董事局（「董事局」）宣佈本公司及其附屬公司（「本集團」）截至二零零四年九月三十日止六個月之未經審核綜合收益表，連同二零零三年同期之比較數字如下：

綜合收益表

截至二零零四年九月三十日止六個月

	附註	**01.04.2004 至 30.09.2004** *港幣千元* （未經審核）	01.04.2003 至 30.09.2003 *港幣千元* （未經審核）
營業額	2	**909,567**	925,302
銷售成本		**(797,884)**	(791,104)
毛利		**111,683**	134,198
其他收益		**8,418**	16,123
分銷成本		**(31,514)**	(34,986)
行政費用		**(34,847)**	(34,806)
投資證券之未變現（虧損）收益		**(6,674)**	5,190
攤銷收購附屬公司時產生之商譽		**(829)**	(829)
經營溢利		**46,237**	84,890
融資成本		**(1,121)**	(1,347)
應佔聯營公司虧損		**(123)**	(272)
除税前經常業務溢利		**44,993**	83,271
税項	4	**(2,408)**	(2,367)
未扣除少數股東權益前溢利		**42,585**	80,904
少數股東權益		**(422)**	(154)
本期間淨溢利		**42,163**	80,750
每股盈利	5		
－基本		**5.52港仙**	11.10港仙
－攤薄		**5.40港仙**	10.99港仙
中期股息每股	6	**2.00港仙**	3.20港仙

STARLITE

升岡國際有限公司

STARLIGHT INTERNATIONAL HOLDINGS LTD.

（於百慕達註冊成立之有限公司）

中期報告 2004 / 2005


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